Schedule 13G/A
                           (Amendment No. 17)


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                 INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULES 13d-1(b) and (c)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                      Ecology and Environment, Inc.
                      -----------------------------
                             (Name of Issuer)


                          Class A Common Stock
             (Class B Common Stock is Convertible into Class A
                  Common Stock on a one for one basis
             --------------------------------------------------
                      (Title of Class of Securities)



                               278878 10 3
                             --------------
                             (CUSIP Number)




The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 278878 10 3

 1) Name of Reporting Persons

    Ronald L. Frank

 2) Check the Appropriate Box if a Member of a Group.

    Not Applicable

 3) Securities and Exchange Commission use only

 4) Citizenship or Place of Organization.

    United States


    NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:
    ------------------------------------------------------------

 5) Sole Voting Power                   Class A(1)    Class B(2)
                                        ----------    ----------

                                          198,334       180,919


 6) Shared Voting Power                  Class A       Class B
                                        ----------    ----------

                                           18,625        18,625


 7) Sole Dispositive Power               Class A       Class B
                                        ----------    ----------

                                           17,415         -0-


 8) Shared Dispositive Power (3)         Class A(1)    Class B(2)
                                         ----------    ----------

                                          199,544       199,544


     (1) Class B Stock is convertible into Class A Stock on a one for one basis.

     (2) Includes 18,625 shares of Class B Common Stock owned by Mr. Frank's former spouse as to which he disclaims beneficial ownership except for the right to vote the shares which he retains pursuant to an agreement with his former spouse. Includes 2,515 shares of Class A Common Stock owned by Mr. Frank's individual retirement account and 8,900 shares of Class A Common Stock owned by Mr. Frank's 401(k) plan account. Does not include any shares owned by Mr. Frank's children

     (3) Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald
         L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of certain shares of Class B Common Stock owned by them, certain members of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.


 9) Aggregate Amount Beneficially Owned by Reporting Person:

                    Class A          Class B
                    -------          -------

                    216,959          199,544


10) Check box if the aggregate amount in Row 9 excludes certain shares. [ ]


11) Percent of Class Represented by Amount in Row 9:


                    Class A          Class B
                    Common Stock     Common Stock
                    ------------     ------------

                       8.3%             12.1%


12) Type of Reporting Person:

    Individual

                SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                         Schedule 13G

             Under the Securities Exchange Act of 1934


Item 1(a):         Name of Issuer:

                   Ecology and Environment, Inc.


Item 1(b):         Address of Issuer's Principal Executive Offices:

                   368 Pleasant View Drive, Lancaster, New York


Item 2(a):         Name of Person Filing:

                   Ronald L. Frank


Item 2(b):         Address of Principal Business Office:
                   368 Pleasant View Drive, Lancaster, New York


Item 2(c):         Citizenship:

                   United States


Item 2(d):         Title of Class of Securities:

                   Class A Common Stock (Class B Common Stock is convertible into Class A Stock on a one for one basis)

Item 2(e):         CUSIP Number:

                   278878 10 3


Item 3:            Not Applicable


Item 4(a):         Amount Beneficially Owned: (1)(2)(3)(4)(5)(6)

                   Class A          Class B
                   -------          -------

                   216,959          199,544


Item 4(b):         Percent of Class:

                   Class A          Class B
                   -------          -------

                     8.3%            12.1%


Item 4(c)(i):      Sole Power to Vote or to direct the vote -

                   Class A          Class B
                   -------          -------

                   198,334          180,919


Item 4(c)(ii):     Shared Power to Vote or to direct the vote -

                   Class A          Class B
                   -------          -------

                    18,625           18,625


Item 4(c)(iii):    Sole Power to dispose or to direct the
                   disposition of -

                   Class A          Class B
                   -------          -------

                    17,415              -0-


Item 4(c)(iv): Shared Power to dispose or to direct the disposition of -

                   Class A          Class B
                   -------          -------

                   199,544          199,544
__________________

(1) Class B Stock is convertible into Class A Stock on a one for one basis.

(2) The Filing Person is deemed to be the beneficial owner of securities that may be acquired with 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder. Moreover, the table does not give effect to any shares of Class A Common Stock that may be issued pursuant to the Company's Incentive Stock Option

                                   -6-

        Plan, none of which have been granted to the Filing
        Person.

(3) Does not include 81,007 shares (45,550 shares of Class A Common Stock and 35,457 shares of Class B Common Stock) owned by the Company's Defined Contribution Plan of which Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel constitute four of five Trustees.

(4)     Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald
        L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of certain shares of Class B Common Stock owned by them, certain members of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such share covered by the offer on the same terms and conditions proposed by the offer.

(5) There are 2,418,968 shares of Class A Common Stock outstanding and 1,643,045 shares of Class B Common
        Stock outstanding as of December 31, 2005.

(6) Includes 18,625 shares of Class B Common Stock owned by Mr. Frank's former spouse as to which he disclaims beneficial ownership except for the right to vote the shares which he retains pursuant to an agreement with his former spouse. Includes 2,515 shares of Class A Common Stock owned by Mr. Frank's individual retirement account and 8,900 shares of Class A Common Stock owned
        by Mr. Frank's 401(k) plan account.   Does not include
        any shares owned by Mr. Frank's children.


Item 5:      Ownership of Five Percent or Less of a Class:

             Not Applicable


Item 6:      Ownership of More than Five Percent on Behalf of
             Another Person:

             Not Applicable


                               -7-

Item 7:      Identification and Classification of the
             Subsidiary Which Acquired the Security Being
             Reported on By the Parent Holding Company:


             Not Applicable



Item 8: Identification and Classification of Members of the Group:

             Not Applicable


Item 9:      Notice of Dissolution of Group:

             Not Applicable


Item 10:     Certification:

             Not Applicable


Signature:   After reasonable inquiry and to the
             best of my knowledge and belief, I
             certify that the information set
             forth in this statement is true,
             complete and correct.


Date:        February 14, 2006

Signature:   /s/ RONALD L. FRANK
             ------------------------------

Name/Title:  RONALD L. FRANK, EXECUTIVE VICE PRESIDENT OF
             FINANCE, SECRETARY, TREASURER AND DIRECTOR